Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (303) 296-2782

Edward A. Mueller
Chief Executive Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> **Re:** **Qwest Communications International Inc.**
> **Definitive Schedule 14A**
> **Filed March 29, 2007**
> **File No. 1-15577**

Dear Mr. Mueller:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Governance of the Company, page 10

Meetings and Committees, page 12

Compensation and Human Resources Committee, page 13

1.   You disclose on page 13 that the compensation committee established a
        committee consisting solely of your chief executive officer and delegated to this
        committee the authority to grant plan awards. To the extent that your chief
        executive officer granted any awards to named executive officers through this
        committee, please describe what aspects of performance or other factors he
        considered in granting the awards.

Director Compensation, page 16

Director Compensation Table, page 16

2.   Disclose all assumptions made in the valuation of awards in the option awards
        column of the director compensation table by reference to a discussion of those
        assumptions in your financial statements, footnotes to the financial statements, or
        discussion in management's discussion and analysis. See Instruction to
        Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v)
        and (vi).

3.   Refer to your disclosures in the last paragraph on page 18 regarding other
        compensation that may be attributed to non-employee directors. As appropriate,
        please include these payments and other amounts in the all other compensation
        column of the director compensation table as required by Regulation S-K Item
        402(k)(2)(vii) and Instructions 2 and 3 to Item 402(k)(2)(vii).

Compensation of Executive Officers, page 25

Compensation Discussion and Analysis, page 25

4.   On pages 25 through 28 you reference individually-tailored considerations the
        compensation committee makes in determining base salary levels and incentive
        compensation amounts. Throughout your Compensation Discussion and
        Analysis, please disclose more specifically how the committee's consideration of
        these individual performance, subjective and other mentioned factors resulted in
        the amounts each officer earned for each compensation element for the last
        completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

Elements of Compensation, page 26

Total Annual Cash Compensation, page 27

5.   You state the types of performance measures the committee established for
        determining bonuses for the last fiscal year. For each named executive officer,
        please disclose the performance targets for these measures. To the extent you
        believe that disclosure of these targets is not required because it would result in
        competitive harm such that you may omit this information under Instruction 4 to
        Item 402(b) of Regulation S-K, please provide in your response letter a detailed
        explanation for such conclusion. Also disclose how difficult it would be for the
        executive or how likely it would be for you to achieve the undisclosed
        performance targets. General statements regarding the level of difficulty or ease
        associated with achieving the targets are not sufficient. In discussing how
        difficult it will be for an executive or how likely it will be for you to achieve the
        target and threshold levels or other factors, provide as much detail as necessary
        without providing information that would result in competitive harm. To the
        extent the targets are not stated in quantitative terms, explain how you determine
        the officer's achievement levels for that performance measure.

6.   You disclose when the compensation committee establishes performance targets
        for the fiscal year. To the extent you have available information regarding such
        targets for the current fiscal year because you already have set the targets, please
        disclose them in your Compensation Discussion and Analysis. See Instruction 2
        to Regulation S-K Item 402(b)(2).

Post-Employment Considerations, page 30

7.   We note the various arrangements you have with the named executive officers
        and various scenarios described in the section starting on page 42. Please discuss
        how these arrangements fit into your overall compensation objectives and affected
        the decisions you made regarding other compensation elements. Also, discuss
        why the termination payment arrangements contain the terms and payout levels
        set forth in your disclosure.

Summary Compensation Table, page 34

8.   It appears that you have not included the full discussion regarding stock and
        options valuation assumptions from your Form 10-K in the notes to the summary
        compensation table and that, in some cases, you have used different assumptions.
        Instruction 1 to Item 402(c)(2)(v) and (vi) states that you should disclose all
        assumptions made in the valuation of awards in the stock awards and option
        awards columns of the summary compensation table by reference to a discussion

of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. Please provide this information. In addition, tell us in your response letter why there are differences in the restricted stock valuation assumption discussion in your proxy statement compared to the pertinent discussion in the notes to your financial statements in your Form 10-K.

9.   You disclose on pages 31 and 34 that you provide "flexible benefit payments" and that these payments are made "in lieu of various perquisites commonly paid to executive officers." As the flexible benefits payments may be used to afford each executive multiple kinds of perquisites or personal benefits, it appears that Instruction 4 to Regulation S-K Item 402(c)(2)(ix) applies. Therefore, please disclose the perquisite or personal benefit by type, since the total value for each named executive officer exceeds $10,000. See Section II.C.1.e.i. of Securities Act Release No. 33-8732A. Also, quantify and disclose in a footnote each perquisite or personal benefit afforded by the flexible benefit payment that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits required to be reported under Item 402(c)(2)(ix).

Pension Benefits, page 40

10.   You state on page 42 that, "[i]f Messrs. Notebaert and Allen retired on December 31, 2006 and took their benefits immediately, the benefits under the employment agreements would increase…." Since these officers may retire at an earlier age than the normal retirement age without any benefit reduction under the employment agreement, please use the younger age for determining the accumulated benefit in the table. See Question 9.02 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations available on our website. You may include the older age as an additional column.

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel